FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 The Company

1.1	Name and Address of the Company

Fronteer Development Group Inc. ("Fronteer") 1055 West Hastings Street, Suite 1650 Vancouver, British Columbia V6E 2E9

1.2	Executive Officer

            The following executive officer of Fronteer is knowledgeable about the significant acquisition and this report:

            Sean Tetzlaff
            Chief Financial Officer and Corporate Secretary
            (604) 632-4677

Item 2 Details of Acquisition

2.1      Nature of Business Acquired

            Pursuant to a prior take-over bid by Fronteer to acquire all of the issued and outstanding common shares (the "Aurora Shares") of Aurora Energy Resources Inc. ("Aurora") that it did not already own on the basis of 0.825 of a Fronteer common share (each a "Fronteer Share") for each Aurora Share (the "Bid"), Fronteer acquired an aggregate of 36,526,336 Aurora Shares. On April 21, 2009, Aurora and 59801 Newfoundland & Labrador Inc. ("Newco"), a wholly-owned subsidiary of Fronteer, amalgamated to form a single corporation named "Aurora Energy Resources Inc." ("Amalco"). Effective on the Amalgamation, each outstanding Aurora Share (other than those held by Fronteer) was exchanged for one Class A redeemable preferred share of Amalco and all of the outstanding Aurora Shares and Newco common shares held by Fronteer were exchanged on a one-for-one basis for Amalco common shares (the "Amalco Common Shares"). Each Amalco Class A redeemable preferred share issued upon the Amalgamation was automatically redeemed (the "Redemption") promptly following the Amalgamation on April 21, 2009 for 0.825 of a Fronteer Share, which is the same consideration per Aurora Share that shareholders received under the Bid. As a result of the foregoing transactions, Fronteer has ownership and control over 73,300,028 Amalco Common Shares, which are the only issued and outstanding securities of Amalco.

            Amalco (formerly Aurora) is a uranium exploration and development company, the principal assets of which are the Central Mineral Belt uranium assets consisting of the Michelin deposit and the Jacques Lake deposit, and the Rainbow, Inda, Nash and Gear deposits, all located in the Province of Newfoundland and Labrador, Canada, and an option to earn a majority interest in another project located in Nunavut, Canada.

2.2      Date of Acquisition

            April 21, 2009. Fronteer began consolidating 100% of the results of Aurora for accounting purposes from March 3, 2009.

2.3      Consideration

            Pursuant to the Bid, Fronteer acquired an aggregate of 36,526,336 Aurora Shares on the basis of 0.825 of a Fronteer Share (subject to adjustment for fractional shares), resulting in Fronteer issuing a total of 30,134,229 Fronteer Shares from treasury as consideration under the Bid. Based on the closing trading price of the Fronteer Shares on the Toronto Stock Exchange (the "TSX") on March 2, 2009 of $2.90, the value of consideration for each Aurora Share acquired under the Bid was approximately $2.39. Subsequently, pursuant to the Amalgamation and Redemption transactions, former holders of Aurora Shares received one Amalco Class A redeemable preferred share for each Aurora Share held, each of which was automatically redeemed for 0.825 of a Fronteer Share (subject to adjustment for fractional shares), resulting in Fronteer issuing an additional 4,806,661 Fronteer Shares from treasury as consideration for the Aurora Shares. Based on the closing trading price of the Fronteer Shares on the TSX on April 20, 2009 of $2.48, the value of consideration for each Aurora Share acquired under the Amalgamation and Redemption transactions was approximately $2.05.

2.4      Effect on Financial Position

            The Company currently has no plans or proposals for material changes in the business affairs of Fronteer or Amalco which may have a significant effect on the results of operations or financial position of Fronteer. The effect of the acquisition of Aurora on Fronteer's financial position is outlined in the unaudited pro forma financial statements attached as Schedule "A" hereto.

2.5      Prior Valuations

            Not applicable.

2.6      Parties to Transaction

            Prior to its acquisition of Aurora Shares under the Bid, Fronteer owned approximately 42.2% of the outstanding Aurora Shares. Pursuant to the Bid, Fronteer acquired an aggregate of 36,947,336 Aurora Shares, resulting in Fronteer increasing its ownership interest from 30,947,336 Aurora Shares to 67,473,672 Aurora Shares, or from approximately 42.2% to approximately 92.1% of the then outstanding Aurora Shares. Newco, a wholly-owned subsidiary of Fronteer, was formed for the purpose of completing the Amalgamation with Aurora and Fronteer's acquisition of all of the outstanding Aurora shares.

2.7      Date of Report

            June 9, 2009

Item 3 Financial Statements

            The financial statements required by Part 8 of National Instrument 51-102 are attached hereto as Schedule "A". The Auditors have not given consent to include their audit report in this Report.

Unaudited pro forma condensed consolidated financial statements of

Fronteer Development Group Inc.
(an exploration stage company)

Fronteer Development Group Inc.
(an exploration stage company)
Consolidated balance sheet (1)
as at March 31, 2009
(Unaudited)
(Expressed in Canadian dollars)

Fronteer
Development
Group Inc.
$

Assets
Current assets
Cash and cash equivalents	26,499,826
Short term deposits	141,027,018
Accounts receivable	3,295,502
170,822,346

Property, plant and equipment	3,150,524
Long term investments	70,000
Exploration properties and deferred
exploration expenditures	322,235,055
Reclamation bond	3,175,125
Investment in Turkish Properties	13,343,008
512,796,058

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,557,370
Asset retirement obligation	353,459
2,910,829

Asset retirement obligations	1,080,082
Due to joint venture partners	122,441
Future income taxes	68,351,775
72,465,127

Shareholders’ equity
Share capital	408,530,419
Shares to be issued	13,939,317
Contributed surplus	29,691,106
Accumulated other comprehensive income	19,150
Accumulated deficit	(11,849,061)
440,330,931
512,796,058

(1) See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Fronteer Development Group Inc.
(an exploration stage company)
Pro forma condensed consolidated statement of operations (1)
three months ended March 31, 2009
(Unaudited)
(Expressed in Canadian dollars)

	Fronteer	Aurora			Pro forma
	Development	Energy	Note	Pro forma	consolidated
	Group Inc.	Resources Inc.	4	adjustments	Fronteer
	$	$		$	$
		(period from
		January 1, 2009 to
Expenses		March 2, 2009)

Stock-based compensation	2,429,643	214,533		-	2,644,176
Write-down of exploration
properties and deferred
exploration expenditures	-	-		-	-
Wages and benefits	1,228,261	475,436		-	1,703,697
Property investigation	512,502	-		-	512,502
Professional fees	581,899	2,137,247		-	2,719,146
Office and general	510,317	292,360		-	802,677
Investor relations, promotion
and advertising	321,431	129,694		-	451,125
Part XII.6 tax	-	(84,745)		-	(84,745)
Amortization	133,391	-		-	133,391
Listing and filing fees	151,076	15,695		-	166,771
Accretion expense	14,990	-		-	14,990

Loss from operations	(5,883,510)	(3,180,220)		-	(9,063,730)

Other income (expenses)
Interest income and other	815,886	558,648		-	1,374,534
Dilution gain	-	-			-
Loss on disposal of capital assets	(83,474)	-		-	(83,474)
Equity income from Turkish
Properties	6,647	-			6,647
Equity in loss of Aurora Energy
Resources Inc.	(903,645)	-	(a) (i)	903,645	-
Foreign exchange loss	(1,251,957)	-		-	(1,251,957)

Loss before income taxes	(7,300,053)	(2,621,572)		903,645	(9,017,980)

Current income tax expense	-	-		-	-
Future income tax (expense)
recovery	1,848,456	471,255	(a) (i)	(117,474)	773,932
			(a) (ii)	(1,428,305)
Net loss	(5,451,597)	(2,150,317)		(642,134)	(8,244,048)

Net loss per share
Basic and diluted					(0.07)

Weighted average number of common
shares outstanding
Basic and diluted (see Note 5)					118,495,129

(1) See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Fronteer Development Group Inc.
(an exploration stage company)
Pro forma condensed consolidated statement of operations (1)
year ended December 31, 2008
(Unaudited)
(Expressed in Canadian dollars)

	Fronteer	Aurora			Pro forma
	Development	Energy	Note	Pro forma	consolidated
	Group Inc.	Resources Inc.	4	adjustments	Fronteer
	$	$		$	$

Expenses
Stock-based compensation	5,988,136	1,706,682		-	7,694,818
Write-down of exploration
properties and deferred
exploration expenditures	10,636,575	-		-	10,636,575
Wages and benefits	3,447,874	2,566,660			6,014,534
Property investigation and site
restoration	2,480,197	-		-	2,480,197
Professional fees	1,412,154	1,004,642		-	2,416,796
Office and general	1,326,105	1,825,871		-	3,151,976
Investor relations, promotion
and advertising	605,872	602,377		-	1,208,249
Part XII.6 tax	-	261,444		-	261,444
Amortization	355,090	-		-	355,090
Listing and filing fees	202,495	127,587		-	330,082
Accretion expense	57,279	-		-	57,279

Loss from operations	(26,511,777)	(8,095,263)		-	(34,607,040)

Other income (expenses)
Interest income and other	3,090,080	3,798,374		-	6,888,454
Gain on sale of marketable
securities and investment	1,768,235	-		-	1,768,235
Dilution gain	71,049	-	(a) (i)	(71,049)	-
Loss on disposal of capital assets	(44,975)	(38,456)		-	(83,431)
Change in fair value of financial
instruments	(360,906)	-		-	(360,906)
Equity income from Turkish
properties	44,933	-			44,933
Equity in loss of Aurora Energy
Resources Inc.	(1,822,156)	-	(a) (i)	1,822,156	-
Foreign exchange loss	(11,715,736)	-		-	(11,715,736)

Loss before income taxes	(35,481,253)	(4,335,345)		1,751,107	(38,065,491)
Future income tax recovery (expense)	3,772,363	280,706		(227,644)	3,825,425
Net loss	(31,708,890)	(4,054,639)		1,523,463	(34,240,066)

Net loss per share
Basic and diluted					(0.29)

Weighted average number of common
shares outstanding
Basic and diluted (see Note 5)					118,216,556

(1) See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Fronteer Development Group Inc.
(an exploration stage company)
Notes to the pro forma condensed consolidated financial statements three months ended March 31, 2009 and year ended December 31, 2008
(Unaudited)
(Tabular amounts expressed in Canadian dollars)

1.	Basis of presentation

The unaudited pro forma condensed consolidated financial statements have been prepared in connection with the acquisition whereby Fronteer Development Group Inc. (“Fronteer” or the “Company”) acquired Aurora Energy Resources Inc. (“Aurora”) and will continue operations under the name Fronteer Development Group Inc.

The unaudited pro forma condensed consolidated balance sheet of the Company as at March 31, 2009 and unaudited pro forma consolidated statements of operations for the three month period ended March 31, 2009 and for the year ended December 31, 2008 have been prepared by management, using financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These financial statements include the unaudited interim consolidated balance sheet of the Company as at March 31, 2009. These pro forma consolidated financial statements also have been compiled from and include:

	(a)	A pro forma unaudited condensed consolidated statement of operations for the three months ended March 31, 2009 combining:

		(i)	the unaudited interim consolidated statement of operations of the Company for the three months ended March 31, 2009; and

		(ii)	the unaudited statement of operations of Aurora for the period from January 1, 2009 to March 2, 2009.

	(b)	A pro forma unaudited condensed consolidated statement of operations for the year ended December 31, 2008 combining:

		(i)	the audited consolidated statement of operations of the Company for the year ended December 31, 2008; and

		(ii)	the audited statement of operations of Aurora for the year ended December 31, 2008.

The unaudited interim consolidated balance sheet as at March 31, 2009 reflects the transaction as being completed on March 2, 2009 as described in Note 3. The pro forma unaudited consolidated statements of operations for the three months ended March 31, 2009 and for the year ended December 31, 2008 have been prepared as if the transaction described in Note 3 had occurred on January 1, 2008.

It is management’s opinion that these pro forma consolidated financial statements present in all material respects, the transaction described in Note 3, in accordance with Canadian GAAP. The accounting principles used in the preparation of these statements are consistent with the Company’s accounting policies for the year ended December 31, 2008. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the transaction been effected on the dates indicated. Actual amounts recorded upon consummation of the proposed transaction will likely differ from those recorded in the unaudited pro forma consolidated financial statement information. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transaction have been excluded from the unaudited pro forma financial statement information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Fronteer Development Group Inc.
(an exploration stage company)
Notes to the pro forma condensed consolidated financial statements three months ended March 31, 2009 and year ended December 31, 2008
(Unaudited)
(Tabular amounts expressed in Canadian dollars)

2.	Significant accounting policies

The accounting policies used in preparing the pro forma condensed consolidated financial statements are set out in Fronteer’s audited consolidated financial statements for the year ended December 31, 2008. In preparing the unaudited pro forma consolidated condensed financial statements a review was undertaken by management of Fronteer to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. The significant accounting policies of Aurora conform in all material respects to those of the Company.

3.	Share acquisition of Aurora

On March 2, 2009, the Company’s offer to acquire all of the outstanding common shares of Aurora that it does not already own on the basis of 0.825 of a Fronteer common share for each Aurora share expired and the Company agreed to take up 36,526,336 Aurora common shares tendered. As a result at March 31, 2009, Fronteer owns 67,473,672 common shares of Aurora, representing approximately 92.1% of the issued and outstanding common shares. The Company acquired the remaining outstanding common shares of Aurora on April 21, 2009 which gave the Company 100%.

At December 31, 2008, the Company owned 42.2% of the outstanding common shares of Aurora. As a result of its equity ownership in Aurora the Company had followed the equity method of accounting for its investment in Aurora up to March 2, 2009. From March 3, 2009 onwards the Company has consolidated the results of operations of Aurora.

Fronteer Development Group Inc.
(an exploration stage company)
Notes to the pro forma condensed consolidated financial statements three months ended March 31, 2009 and year ended December 31, 2008
(Unaudited)
(Tabular amounts expressed in Canadian dollars)

3.	Share acquisition of Aurora (continued)

The value of the issuance of Fronteer common shares was calculated based on the closing price of Fronteer common shares on the date Fronteer acquired effective control of the outstanding common shares of Aurora – March 2, 2009. The following weighted average assumptions were used for the Black-Scholes option pricing model for the valuation of the stock options:

Risk-free interest rate	1.64%
Expected volatility	83.85%
Expected life	2.66 years
Dividend rate	0.00%

The transaction was accounted for as an asset acquisition and the cost of each item of property, plant and equipment acquired as part of the group of assets acquired was determined by allocating the price paid for the group of assets to each item based on its fair value at the time of acquisition. The summarized results of the preliminary allocation are indicated in the table below:

Purchase price:
30,134,229 common shares of Fronteer	$87,389,259
Shares to be issued	13,939,317
Options exercisable into shares of Fronteer	3,022,615
Acquisition costs	2,138,598
$106,489,789
Existing value of equity investment in Aurora	74,041,932
$180,531,721

Net assets acquired:
Current assets	$98,503,441
Other assets	1,800,273
Exploration properties and deferred exploration expenditures	92,510,513
Other liabilities	(3,378,318)
Future income tax liability	(8,904,188)
$180,531,721

Fronteer Development Group Inc.
(an exploration stage company)
Notes to the pro forma condensed consolidated financial statements three months ended March 31, 2009 and year ended December 31, 2008
(Unaudited)
(Tabular amounts expressed in Canadian dollars)

4.	Effect of transactions on the pro forma condensed consolidated financial statements

The pro forma condensed consolidated financial statements incorporate the following pro forma assumptions:

(a) Aurora assumptions

(i) The pro forma adjustment is to remove the Company’s equity loss and dilution gain related to its investment in Aurora and the impact to future income taxes.

(ii) This adjustment is to reverse the FIT recovery recognized upon the acquisition of Aurora on March 2, 2009.

5.	Pro forma shares outstanding

The average number of shares used in the computation of pro forma basic and diluted earnings (loss) per share has been determined as follows:

	Three months
	ended	Year ended
	March 31,	December 31,
	2009	2008

Weighted average shares outstanding of Fronteer
for the period	83,554,239	83,275,668
Issued to acquire Aurora	34,940,890	34,940,890
Pro forma basic and diluted weighted average
shares of Fronteer	118,495,129	118,216,558

Financial Statements

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)

For the period ended March 31, 2009 and 2008 (unaudited)

(Expressed in Canadian dollars)

AURORA ENERGY RESOURCES INC.
INTERIM FINANCIAL STATEMENTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2009

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an auditor.

AURORA ENERGY RESOURCES INC
(AN EXPLORATION STAGE COMPANY)
Balance Sheets
(Expressed in Canadian dollars - unaudited)

	March 31,	December 31,
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$2,361,204	$7,185,482
Short-term deposits	90,532,840	92,535,325
Accounts receivable and other (Note 3)	2,452,155	1,972,831
	95,346,199	101,693,638
Long term investments (Note 4)	70,000	80,000
Equipment (Note 5)	1,708,618	1,738,819
Exploration properties and deferred exploration
expenditures (Note 6)	89,220,656	87,511,616
	$186,345,473	$191,024,073
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,075,818	$3,376,067
Due to related party (Note 10)	97,702	45,237
	1,173,520	3,421,304
Future income taxes	7,754,755	8,154,095
Shareholders' Equity
Share capital (Note 7)	182,879,334	182,879,334
Contributed surplus	21,463,198	20,889,132
Accumulated other comprehensive loss	(230,850)	(260,000)
Accumulated deficit	(26,694,484)	(24,059,792)
	177,417,198	179,448,674
	$186,345,473	$191,024,073
Nature of operations (Note 1)
Subsequent events (Note 11)

The accompanying notes form an integral part of these interim financial statements.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars - unaudited)

	Three months ended March 31,
	2009	2008

Operating expenses:

Consulting	$2,224,708	$195,513
Wages and benefits	707,375	406,533
Stock-based compensation	339,106	771,440
Office and general	281,417	293,746
Investor relations, promotion and advertising	148,743	142,506
Rent	144,484	55,795
Legal	40,436	54,141
Listing and filing fees	36,783	122,922
Accounting and audit	26,687	35,284
Part XII.6 tax	(84,745)	166,541

Loss from operations	3,864,994	2,244,421

Other income (expense):
Interest income	841,539	1,232,644
Loss on disposal of capital assets	(25,543)	-

	815,996	1,232,644

Loss before income taxes	3,048,998	1,011,777

Future income tax recovery	(414,306)	(52,435)

Net loss for the period	$2,634,692	$959,342

Unrealized gain on long term investment	(29,150)	-

Total comprehensive loss for the period	$2,605,542	$959,342

Basic and diluted loss per share	$0.04	$0.01

Weighted average number of common shares used in
the computation of basic and diluted loss per share	73,270,130	73,182,554

The accompanying notes form an integral part of these interim financial statements.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Statements of Cash Flows
(Expressed in Canadian dollars - unaudited)

	Three months ended March 31,
	2009	2008

Cash provided (used for):
Operating activities:
Loss for the period	$(2,634,692)	$(959,342)
Items not affecting cash:
Amortization	18,165	2,152
Loss on disposal of capital assets	25,543	(52,435)
Future income taxes	(414,306)	771,440
Stock-based compensation	339,106	-
Changes in current assets and liabilities:
Accounts receivable and other	(353,011)	(18,558)
Accounts payable and accrued liabilities	(1,677,723)	(5,537)

Cash used in operating activities	(4,696,918)	(262,280)

Financing activities:
Amounts due to related parties	52,465	378,638
Cash received on exercise of options	-	217,801
Share issue costs	-	(4,550)

Cash provided by financing activities	52,465	591,888

Investing activities:
Change in accounts receivable and other	(130,986)	(905,125)
Change in accounts payable and accrued liabilities	(622,526)	(270,054)
Proceeds from short-term deposits	2,007,158	(9,295)
Purchase of equipment	(101,086)	(250,614)
Interest in exploration properties and deferred exploration expenditures	(1,332,385)	(9,164,635)

Cash used in investing activities	(179,825)	(10,599,724)

Decrease in cash	(4,824,278)	(10,270,115)

Cash, beginning of year	7,185,482	131,094,585

Cash, end of period	$2,361,204	$120,824,470

Non-cash investing and financing activities:
Depreciation capitalized to deferred exploration and development	$87,579	$111,208
Stock-based compensation expense capitalized to deferred exploration	$234,961	$545,932
Recognition of future income tax liabilities related to exploration
properties and deferred exploration expenditures	$54,116	$222,986

The accompanying notes form an integral part of these interim financial statements.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Statement of Shareholders' Equity
(Expressed in Canadian dollars - unaudited)

	Common Shares					Total
				Accumulated Other		Shareholders'
	Shares	Amount	Contributed Surplus	Comprehensive Loss	Deficit	Equity

Balance as at December 31, 2008	73,299,928	182,879,334	20,889,132	(260,000)	(24,059,792)	179,448,674
Stock-based compensation	-	-	574,066	-	-	574,066
Unrealized loss on long term investment (Note 4)	-	-	-	29,150	-	29,150
Net loss for the period	-	-	-	-	(2,634,692)	(2,634,692)
Balance as at March 31, 2009	73,299,928	182,879,334	21,463,198	(230,850)	(26,694,484)	177,417,198

Statement of Comprehensive Loss
(Expressed in Canadian dollars - unaudited)

	Three months ended March 31,
	2009	2008
Net loss for the period	$2,634,692	$959,342
Other comprehensive income
Unrealized gain on long term investment, net of FIT recovery	(29,150)	-
Total comprehensive loss	$2,605,542	$959,342

The accompanying notes form an integral part of these interim financial statements.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2009 and 2008 (unaudited)

1.	NATURE OF OPERATIONS

Aurora Energy Resources Inc. (the “Corporation”) is involved in the acquisition, exploration and development of uranium properties located in Newfoundland and Labrador, Canada and in Nunavut, Canada. During 2008 the Corporation entered into an option agreement on a Baker Lake Basin property in Nunavut (“Baker Lake Property”) with Pacific Ridge Exploration Ltd. (“Pacific Ridge”). The Corporation has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the discovery of economic reserves, the preservation of the Corporation’s interest in the underlying mineral claims, the ability of the Corporation to obtain financing necessary to complete exploration and development of the properties, and their future profitable production or, alternatively, upon the Corporation’s ability to dispose of its interest on an advantageous basis (see Note 6).

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim financial statements follow the same accounting policies as our most recent audited annual financial statements. They do not contain all the information required for annual financial statements and should be read in conjunction with our annual financial statements. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

Mining Exploration Costs (EIC 174)

On March 27, 2009, the Emerging Issues Committee issued EIC 174, “Mining Exploration Costs”. The abstract provides guidance on the capitalization of exploration costs related to mining properties and on impairment of long- lived assets. The Corporation has applied this guidance in Q1 2009; however the new guidance did not have an impact on the financial statements.

3.	ACCOUNTS RECEIVABLE AND OTHER

	March 31,	December 31,
	2009	2008
Accounts receivable	$258,169	$393,203
Prepaid expenses and deposits	2,109,908	1,495,550
Fuel inventory	84,078	84,078
	$2,452,155	$1,972,831

4.	LONG TERM INVESTMENT

On October 6, 2008, the Corporation subscribed and paid for 2.0 million common shares of Pacific Ridge at a price of $0.17 per share. As described in Note 2 above, the investment in the shares has been designated as an available- for-sale instrument. At March 31, 2009, the fair value of the investment was $70,000 (i.e. 2.0 million at $0.035/share) compared to the cost price of $340,000. To date total cumulative unrealized loss in the amount of $270,000 has been recorded in the Statement of Comprehensive Loss, less future income tax recovery of $39,150.

5

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2009 and 2008 (unaudited)

5.	EQUIPMENT

	March 31, 2009			December 31,
					2008
	Cost	Accumulated	Net Book	Cost	Accumulated	Net Book
		Amortization	Value		Amortization	Value
	$	$	$	$	$	$
Field equipment	1,945,044	606,849	1,338,195	1,902,090	537,548	1,364,542
Computer equipment	231,741	79,053	152,688	224,986	66,947	158,039
Vehicles	42,415	21,235	21,180	42,415	19,517	22,898
Building	7,000	741	6,259	7,000	678	6,322
Computer software	223,289	173,553	49,736	217,384	158,916	58,468
Furniture and fixtures	111,018	29,960	81,058	96,444	26,077	70,367
Leasehold improvements	70,633	13,131	57,502	78,049	21,866	56,183
Artwork	2,000	-	2,000	2,000	-	2,000
	2,633,140	924,522	1,708,618	2,570,368	831,549	1,738,819

6.	EXPLORATION PROPERTIES

Central Mineral Belt (“CMB”), Newfoundland and Labrador, and Baker Lake Property, Nunavut, Canada.

In June 2005, the Corporation acquired a 100% interest in a group of mineral claims that cover the CMB from Fronteer Development Group Inc. (“Fronteer”) and Altius Resources Inc. (“Altius”). Altius retains a 2% gross sales royalty on uranium and a 2% net smelter royalty on base and precious metals.

The following table categorizes costs incurred:

	Three Months ended	Year ended
	March 31, 2009	December 31, 2008

Acquisition costs:
Opening balance	$1,337,537	$1,332,974
Acquisition costs	-	4,563
Ending balance	1,337,537	1,337,537

Deferred exploration expenditures:
Opening balance	65,227,575	46,632,316
Drilling	10,000	6,276,833
Transportation and fuel	66,579	5,600,677
Stock-based compensation, including the effect
of future income taxes	174,313	959,419
Wages, consulting and management fees	240,961	3,272,969
Camp costs and field supplies	129,256	1,446,376
Geophysics	-	994,280
Claim maintenance payments	47,125	(476,211)
Community relations and government	133	31,774
Assaying and geochemical	121,834	106,694
Equipment rental	425	234,882
Petrography	-	18,409
Other	85,971	127,657
Surveying	-	1,500
Ending balance	66,104,171	65,227,575

6

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2009 and 2008 (unaudited)

Deferred development expenditures:

Opening balance	20,946,504	8,745,207
Engineering management	58,416	(37,835)
Metallurgy	76.117	1,489,582
Topography	-	423,061
Environmental	312,478	9,094,987
Wages, consulting and management fees	131,251	3,552,880
Tailings	113,161	592,357
Transportation	12,882	902,092
Stock-based compensation, including the effect
of future income taxes	111,892	573,064
Field equipment and supplies	-	90,064
Community and government relations	9,682	260,828
Other	5,360	763,486
Infrastructure design	-	78,376
Process engineering and design	-	157,628
Mining studies	1,205	260,445
Ending balance	21,778,948	20,946,504
	$89,220,656	$87,511,616

7.	SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of common shares with no par value.

(a) Stock Option Plan:

The Corporation maintains a stock option plan whereby the Board of Directors (“Board”) may, from time to time, grant to employees, officers, directors of or consultants to the Corporation options to acquire common shares in such numbers and for such terms as may be determined by the Board. The aggregate number of common shares reserved for issuance under the stock option plan is 10% of the total number of common shares issued and outstanding from time to time. The options are non-assignable and may be granted for a term not exceeding ten years. The exercise price of the options is fixed by the Board at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted Average
	Shares	Exercise Price
Outstanding, December 31, 2008	5,334,668	$6.90
Options granted	877,000	2.35
Options exercised	-	-
Options cancelled/forfeited	(29,001)	6.52
Outstanding, March 31, 2009	6,182,667	$6.25

7

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2009 and 2008 (unaudited)

7.	SHARE CAPITAL (continued)

At March 31, 2009, the Corporation had incentive stock options issued to directors, officers, employees and key consultants of the Corporation outstanding as follows:

		Weighted			Weighted
		average	Weighted		average
	Number of	remaining	average	Number of	exercise price
	options		exercise	options	of options
Range of prices	outstanding	contractual life	price	exercisable	exercisable
$1.00 to $1.99	70,000	4.59 years	$1.43	5,000	$1.95
$2.00 to $2.99	2,182,000	4.60 years	$2.29	435,663	$2.25
$3.00 to $3.99	1,647,600	1.89 years	$3.60	1,640,933	$3.60
$4.00 to $4.99	11,735	2.24 years	$4.00	11,735	$4.00
$5.00 to $5.99	100,000	2.34 years	$5.08	100,000	$5.08
$6.00 to $6.99	50,000	2.38 years	$6.15	50,000	$6.15
$7.00 to $7.99	250,000	2.40 years	$7.58	250,000	$7.58
$8.00 to $8.99	33,332	4.38 years	$8.87	33,332	$8.87
$9.00 to $9.99	368,000	2.51 years	$9.16	368,000	$9.16
$12.00 to $12.99	50,000	2.59 years	$12.00	50,000	$12.00
$13.00 to $13.99	360,000	2.97 years	$13.33	323,333	$13.31
$14.00 to $14.99	740,000	2.96 years	$14.37	733,333	$14.37
$15.00 to $15.99	115,000	3.09 years	$15.53	76,666	$15.53
$16.00 to $16.99	180,000	3.00 years	$16.33	161,666	$16.32
$18.00 to $18.99	25,000	3.10 years	$18.03	16,666	$18.03
	6,182,667	3.22 years	$6.25	4,256,327	$7.73

(b)	Stock-Based Compensation:

For the period ended March 31, 2009, the Corporation recorded compensation cost on the grant of stock options to employees and non-employees. 877,000 additional options were granted during the period. The Corporation uses the Black-Scholes option pricing model to price new options. The following assumptions were used to price the fair value of options granted during 2009.

	March 31,	December 31,
	2009	2008
Risk free interest rate	1.96%	2.39% to 3.33%
Expected life	3.35 years	3.35 years
Expected volatility	80.0%	61.8% to 75.0%
Expected dividend yield	0.0%	0.0%

8

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2009 and 2008 (unaudited)

8.	COMMITMENTS

(a)

The Corporation has entered into leases for premises and office equipment. Total minimum lease commitments total approximately $2,581,522. Minimum rental commitments for successive years are approximately:

Year	Amount
2009	$293,862
2010	301,614
2011	292,053
2012	254,434
Subsequent to 2012	1,439,559
$2,581,522

(b)	The Corporation has entered into a shared services agreement with a related party (see Note 10).

9.	FINANCIAL INSTRUMENTS

	(a)	Fair Values:

At March 31, 2009, the fair values of cash and short-term deposits, receivables, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

	(b)	Capital Risk Management:

The Corporation manages its capital risk to ensure preservation of capital while maximizing the return to shareholders on bank balances and short term deposits. The Corporation’s overall strategy remains unchanged from 2008.

	(c)	Credit Risk:

The Corporation has its cash deposited with a large, federally insured, commercial bank which it believes to be creditworthy. Federal deposit insurance covers deposit balances up to $100,000. Therefore, the majority of Aurora’s cash on deposit exceeds federal deposit insurance available. Other credit risk is limited to trade receivables in the ordinary course of business, which consist primarily of HST/GST receivable. The balance of trade receivables owed to the Corporation in the ordinary course of business is not significant. Overall the Corporation’s credit risk has not changed significantly from the prior year.

	(d)	Liquidity Risk:

The Corporation’s ability to remain liquid over the long term depends on its ability to obtain financing necessary to complete exploration and development of its mineral properties and their future profitable production or, alternatively, upon the Corporation’s ability to dispose of its interest on an advantageous basis (see Note 6).

The Corporation has in place planning and budgeting processes to help determine the funds required to support normal operating requirements on an ongoing basis as well as its planned development and capital expenditures.

At March 31, 2009 the Corporation had cash, cash equivalent and short term deposits funds of approximately $92,894,044 invested in secure, interest bearing, highly liquid accounts and the funds are available as needed to pay for expenditures on an ongoing basis.

9

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the three months ended March 31, 2009 and 2008 (unaudited)

9.	FINANCIAL INSTRUMENTS (continued)

The Corporation currently has no holdings, asset backed commercial securities or other investments that are not readily convertible to cash, except for the ownership of 2.0 million common shares in Pacific Ridge. Overall, the Corporation’s liquidity risk has not changed significantly from the prior year. The Corporation plans to re-evaluate its cash holdings on an on-going basis to ensure preservation and security of capital as well as maintaining liquidity, while maximizing its return within that low risk profile.

(e)	Currency Risk:

The Corporation has no foreign currency denominated assets or liabilities except for occasional US dollar and Euro invoices. Foreign currency risks are minimal.

(f)	Interest Rate Risk:

The Corporation earns interest income on its cash balances and short term investments and does not have any outstanding borrowings or derivative contracts. Future interest rate increases/decreases would have a corresponding effect on interest income earned. Interest rate risk affecting costs is limited to general price changes resulting from interest rate changes, which is considered minimal. The Corporation monitors its exposure to interest rates and is comfortable with its current exposure. At March 31, 2009 the Corporation’s average balance of cash, cash equivalents and short term deposits was $92,894,044. A 0.5 basis point increase or decrease in earned average interest rate of 3.09%, would increase or decrease interest income by approximately $464,470 in 2009.

(g)	Other Price Risk:

The Corporation has equity investments in the form of common shares which is treated as an available-for- sale instrument and thus is exposed to equity price risk arising from such investments. The Corporation’s sensitivity to equity prices will change from period to period depending on the fair market value of the underlying common shares.

10.	RELATED PARTY TRANSACTIONS

Fronteer Development Group Inc. (“Fronteer”) is a significant shareholder of the Corporation. The Corporation and Fronteer share some offices and have some employees and management in common. On March 31, 2006, the Corporation signed a shared services agreement whereby certain shared office overhead and employee costs were to be charged to the Corporation by Fronteer. The shared service agreement was amended in May 2008.

During the period ended March 31, 2009, the Corporation was invoiced $52,465 (2008 - $486,503), by Fronteer for costs and related GST/HST relating to the CMB exploration program, fixed asset purchases, and general administration incurred on its behalf. Amounts invoiced to the Corporation are done at actual cost. At March 31, 2009, the Corporation had a payable balance due to Fronteer of $97,702 (2008 - $486,503).

11.	SUBSEQUENT EVENTS

On April 21, 2009, Fronteer announced that it had acquired all of the remaining common shares of Aurora pursuant to a going private transaction involving the amalgamation (the "Amalgamation") of Aurora and a direct wholly- owned subsidiary of Fronteer. The Amalgamation was approved and adopted at a special meeting of Aurora shareholders held on April 21, 2009. Shareholders of Aurora (other than Fronteer) received one Class A redeemable preferred share of the amalgamated company for each Aurora common share held, and following the Amalgamation each outstanding Class A redeemable preferred share was automatically redeemed for 0.825 of a Fronteer common share (subject to adjustment for fractional shares), which is the same consideration per Aurora common share that shareholders received under Fronteer's prior take-over bid for all of the common shares of Aurora.

10

CORPORATE INFORMATION

Corporate Head Office St. John's	Directors
Suite 600, TD Place	Oliver Lennox-King, Chairman
140 Water Street, St. John's	Mark O’Dea, Deputy Chairman
Newfoundland and Labrador	Angus Bruneau
Canada A1C 6H6	Eric Cunningham
Phone: 709-726-2223	Mark Dobbin
Fax: 709-726-0138
Officers and Management
Information Office Toronto	Bruce Dumville, President & CEO
Suite 1200, 80 Richmond St. West	Paul Coombs, CFO & Corporate Secretary
Toronto, Ontario	Paul McNeill, Vice President, Exploration
Canada M5H 2A4	Don Falconer, Vice President, Corporate Development
Phone: 416-362-5556	Chris Lee, Chief Geoscientist
Fax: 416-362-3331	Chesley Andersen, Vice President, Aboriginal Affairs

Office Vancouver	Legal Counsel
1650 – 1055 West Hastings Street	O'Dea Earle
Vancouver, British Columbia	323 Duckworth Street
Canada V6E 2E9	St. John's, Newfoundland and Labrador
Phone: 604-632-4677	Canada A1C 5X4
Fax: 604-632-4678
Website: www.aurora-energy.com	Auditors
Email: info@aurora-energy.com	PricewaterhouseCoopers LLP, Chartered Accountants
Suite 802, Atlantic Place, St. John's
Office Happy Valley, Goose Bay	Newfoundland and Labrador, Canada A1C 6C9
PO Box 2020, Stn. B
161 Dakota Drive, Hangar #4, Blg. 161	Registrar and Transfer Agent
Happy Valley, Newfoundland and Labrador	Computershare
Canada A0P IE0	2008-1969 Upper Water St.
Phone: 709-896-6393	Halifax, Nova Scotia, B3J 2R7
Fax: 709-896-0970
Shares Quoted
Office Postville	Toronto Stock Exchange: AXU
Old Town Hall Bldg
Flower's Portage Rd, Postville
Newfoundland and Labrador
Canada A0P 1N0
Phone: 709-479-9872
Fax: 709-479-9874

Office Makkovik
PO Box 125
Makkovik, Newfoundland and Labrador
Canada A0P 1J0
Phone: 709-923-2204
Fax: 709-923-2204

Financial Statements

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)

For the year ended December 31, 2008 and 2007

(Expressed in Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying financial statements of the Corporation have been prepared by management in accordance with accounting principles generally accepted in Canada and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada, and their report follows:

“Bruce Dumville”	“Paul Coombs”
Bruce Dumville	Paul Coombs
President and CEO	CFO, Corporate Secretary

February 27, 2009

PricewaterhouseCoopers LLP
Chartered Accountants
Atlantic Place
215 Water Street, Suite 802
Box 75
February 27, 2009	St. John’s, Newfoundland and Labrador
Canada A1C 6C9
Telephone +1 (709) 722 3883
Facsimile +1 (709) 722 5874

Auditors’ Report

To the Shareholders of
Aurora Energy Resources Inc.

We have audited the balance sheets of Aurora Energy Resources Inc. as at December 31, 2008 and 2007 and the statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the
PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Balance Sheets
(Expressed in Canadian dollars)
As at

	December 31,	December 31,
	2008	2007
Assets
Current assets:
Cash and cash equivalents	$7,185,482	$131,094,585
Short-term deposits	92,535,325	289,605
Accounts receivable and other (Note 3)	1,972,831	2,290,725
	101,693,638	133,674,915
Long term investments (Note 4)	80,000	-
Equipment (Note 5)	1,738,819	1,801,525
Exploration properties and deferred exploration
expenditures (Note 6)	87,511,616	56,710,497
	$191,024,073	$192,186,937
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$3,376,067	$3,668,931
Due to related party (Note 11)	45,237	107,865
	3,421,304	3,776,796
Future income taxes (Note 8)	8,154,095	3,530,890
Shareholders' Equity
Share capital (Note 7)	182,879,334	186,432,687
Contributed surplus	20,889,132	18,451,717
Accumulated other comprehensive loss	(260,000)	-
Accumulated deficit	(24,059,792)	(20,005,153)
	179,448,674	184,879,251
	$191,024,073	$192,186,937
Nature of operations (Note 1)
Subsequent events (Note 12)

The accompanying notes form an integral part of these interim financial statements.

Approved by the Board of Directors:

"Mark Dobbin"	"Eric Cunningham"
Director	Director

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)

For the year ended December 31,

	2008	2007

Operating expenses:

Wages and benefits	$2,566,660	$2,450,259
Stock-based compensation	1,706,682	5,829,935
Office and general	1,521,430	925,581
Investor relations, promotion and advertising	602,377	1,072,501
Consulting	522,947	183,966
Legal	317,312	78,837
Rent	304,441	123,853
Part XII.6 tax	261,444	185,395
Accounting and audit	164,383	98,562
Listing and filing fees	127,587	130,754

Loss from operations	8,095,263	11,079,643

Other income (expense):
Interest income	3,798,374	2,224,932
Loss on disposal of capital assets	(38,456)	(11,019)

	3,759,918	2,213,913

Loss before income taxes	4,335,345	8,865,730

Future income tax recovery	(280,706)	(1,450,824)

Net loss for the year	$4,054,639	$7,414,906

Unrealized loss on long term investment	260,000	-

Total comprehensive loss for the year	$4,314,639	$7,414,906

Basic and diluted loss per share	$0.06	$0.11

Weighted average number of common shares used in
the computation of basic and diluted loss per share	73,270,130	66,694,178

See accompanying notes to financial statements.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Statements of Cash Flows
(Expressed in Canadian dollars)

For the year ended December 31,

	2008	2007

Cash provided (used for):
Operating activities:
Loss for the year	$(4,054,639)	$(7,414,906)
Items not affecting cash:
Amortization	5,202	6,750
Loss on disposal of capital assets	38,456	11,019
Future income taxes	(280,706)	(1,450,824)
Stock-based compensation	1,706,682	5,829,935
Changes in current assets and liabilities:
Accounts receivable and other	(2,728)	(104,700)
Accounts payable and accrued liabilities	2,551	132,324

Cash used in operating activities	(2,585,182)	(2,990,402)

Financing activities:
Amounts due to related parties	(62,628)	19,711
Issuance of common shares for cash	-	96,297,600
Issuance of flow-through shares for cash	-	15,375,000
Cash received on exercise of warrants	-	510,730
Cash received on exercise of options	550,800	2,990,760
Share issue costs	(4,550)	(4,949,247)

Cash provided by financing activities	483,622	110,244,554

Investing activities:
Change in accounts receivable and other	315,949	(1,848,429)
Change in accounts payable and accrued liabilities	(295,415)	2,336,115
Purchase of short-term deposits	(92,241,047)	(90,000)
Long term investments	(340,000)	-
Purchase of equipment	(459,281)	(1,713,295)
Interest in exploration properties and deferred exploration expenditures	(28,787,749)	(27,981,820)

Cash used in investing activities	(121,807,543)	(29,297,429)

Increase in cash	(123,909,103)	77,956,723

Cash, beginning of year	131,094,585	53,137,862

Cash, end of year	$7,185,482	$131,094,585

Non-cash investing and financing activities:
Depreciation capitalized to deferred exploration and development	$478,329	$296,834
Stock-based compensation expense capitalized to deferred exploration	$1,089,880	$4,193,447
Recognition of future income tax liabilities related to exploration
properties and deferred exploration expenditures	$445,161	$1,896,983

See accompanying notes to financial statements.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Statement of Shareholders' Equity
(Expressed in Canadian dollars)

	Common Shares						Total
					Accumulated
					Other
					Comprehensive		Shareholders'
	Shares	Amount	Contributed Surplus	Warrants	Loss	Deficit	Equity

Balance as at December 31, 2006	65,504,123	76,640,085	10,350,914	170,000	-	(12,590,247)	74,570,752

Exercise of stock options	732,332	4,913,339	(1,922,579)	-	-	-	2,990,760
Exercise of warrants	141,873	680,730	-	(170,000)	-	-	510,730
Issuance of common shares for cash	6,018,600	96,297,600	-	-	-	-	96,297,600
Issuance of flow-through shares for cash	750,000	15,375,000	-	-	-	-	15,375,000
Share issue costs	-	(4,949,247)	-	-	-	-	(4,949,247)
Stock-based compensation	-	-	10,023,382	-	-	-	10,023,382
Recognition of future income tax effect of share issue costs	-	1,435,282	-	-	-	-	1,435,282
Future income tax effect of the renunciation of flow-					-
through expenditures	-	(3,960,102)	-	-	-	-	(3,960,102)
Net loss for the year	-	-	-	-	-	(7,414,906)	(7,414,906)

Balance as at December 31, 2007	73,146,928	186,432,687	18,451,717	-	-	(20,005,153)	184,879,251

Exercise of stock options	153,000	909,947	(359,147)	-	-	-	550,800
Exercise of warrants	-	-	-	-	-	-	-
Issuance of common shares for cash	-	-	-	-	-	-	-
Issuance of flow-through shares for cash	-	-	-	-	-	-	-
Share issue costs		(4,550)			-		(4,550)
Stock-based compensation	-	-	2,796,562	-	-	-	2,796,562
Recognition of future income tax effect of share issue costs	-	-	-	-	-	-	-
Future income tax effect of the renunciation of flow-					0		-
through expenditures	-	(4,458,750)	-	-	-	-	(4,458,750)
Unrealized loss on long term investment (Note 4)	-	-	-	-	(260,000)		(260,000)
Net loss for the year	-	-	-	-	-	(4,054,639)	(4,054,639)

Balance as at December 31, 2008	73,299,928	182,879,334	20,889,132	-	(260,000)	(24,059,792)	179,448,674

Statement of Comprehensive Loss
(Expressed in Canadian dollars)

Year Ended
December 31, 2008

Net loss for the period	$4,054,639
Other comprehensive loss
Unrealized loss on long term investment	260,000

Total comprehensive loss	$4,314,639

See accompanying notes to financial statements.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2008 and 2007

1.	NATURE OF OPERATIONS

Aurora Energy Resources Inc. (the “Corporation”) is involved in the acquisition, exploration and development of uranium properties located in Newfoundland and Labrador, Canada and in Nunavut, Canada. The Corporation recently entered into an option agreement on a Baker Lake Basin property in Nunavut (“Baker Lake Property”) with Pacific Ridge Exploration Ltd. (“Pacific Ridge”). The Corporation has not yet determined whether these properties contain resources that are economically recoverable. The recoverability of the carrying values of exploration properties and deferred exploration expenditures is dependent upon the discovery of economic reserves, the preservation of the Corporation’s interest in the underlying mineral claims, the ability of the Corporation to obtain financing necessary to complete exploration and development of the properties, and their future profitable production or, alternatively, upon the Corporation’s ability to dispose of its interest on an advantageous basis (see Note 6).

2.	SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash is comprised of cash on hand held in a Canadian chartered bank or a financial institution controlled by a Canadian chartered bank.

Short-term deposits

Short-term deposits consist of cash invested in guaranteed investment certificates with maturities of up to two years at the time of acquisition. These investments are liquid and can be converted to cash at any time. The balance is carried at fair market value, which includes interest earned and/or accrued on the investments.

Long-term investments

Long-term investments consist of 2.0 million common shares of Pacific Ridge purchased at a price of $0.17 per share on October 6, 2008. These common shares were purchased as part of the Corporation’s exclusive and irrevocable option (the “Initial Option”) to acquire, free and clear of all liens, charges, encumbrances, claims or rights, title or interest of any other person, acquired from Pacific Ridge on September 23, 2008 subject to encumbrances, an undivided 51% right, title and interest in and to the Baker Basin Agreement and the Assets, including the Property. The balance is carried at fair market value, which includes adjustment for unrealized gains or losses.

Equipment and Amortization

Equipment is recorded at cost. The equipment noted below is amortized over its estimated useful life using the following rates and methods:

Building	4%	Declining balance
Computer equipment	30%	Declining balance
Computer software		50% each year
Field equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance
Vehicles	30%	Declining balance
Leasehold improvements		Term of lease

Amortization on assets used in exploration is capitalized to deferred exploration expenditures.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2008 and 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration Properties and Deferred Development and Exploration Expenditures

Acquisition, development and exploration expenditures on properties are deferred until such time as the properties are put into commercial production, sold or become impaired. General development and exploration expenditures are charged to operations in the period in which they are incurred. The Corporation recognizes the payment or receipt of payment required under option agreements when paid.

Impairment of Long-Lived Assets

The Corporation reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on the estimated fair value of the assets. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions used and actual market conditions and/or the Corporation’s performance could have a material effect on the Corporation’s financial position and results of operations.

Asset Retirement Obligations

Asset retirement obligations are recognized when a legal or constructive obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded the Corporation capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, the Corporation either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

Flow-through Financing

The Corporation has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to exploration properties and deferred exploration and development expenditures. A future income tax liability is recognized, and shareholders’ equity reduced, on the date the Corporation renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made.

The Corporation may also recognize the benefit of previously unrecognized future income tax assets relating to non-capital loss carryforwards to offset the future income tax liability arising on a renouncement of expenditures. The corresponding credit reduces income tax expense.

Stock-Based Compensation

The Corporation has an employee stock option plan. The Corporation recognizes an expense or addition to exploration properties and deferred exploration and development expenditures arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is established at the date of grant using the Black-Scholes option pricing model and the compensation amount, equal to the options fair value, is recognized over the vesting period of the option. The vesting periods of the stock options granted range from vesting immediately to vesting over a two-year period.

The fair value of all stock options granted is recorded as a charge to operations or an addition to exploration properties and deferred exploration and development expenditures as the stock options vest, and a credit to contributed surplus in shareholders’ equity. Stock option expense is added to the properties in a consistent manner in which exploration wages have been added to the properties. Any consideration paid on the exercise of stock options is credited directly to share capital.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2008 and 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates and Measurement Uncertainty

The preparation of financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of management estimates include the rates for amortization of capital assets, assessments of the recoverability and fair value of mineral properties, the determination of the provision for future removal and site restoration costs and assumptions used in the determination of the fair value of stock-based compensation. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (“temporary differences”) and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect of a change in tax rates on future income tax assets and liabilities is reflected in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Basic and diluted loss per share

Loss per share is presented for basic and diluted loss. Basic loss per share is computed by dividing net loss by the weighted average number of outstanding common shares for the year. The Corporation follows the “treasury stock” method in the calculation of diluted loss per share. Under this method, dilution is calculated based upon the net number of common shares issued should “in the money” options be exercised and the proceeds used to repurchase common shares at the average market price for the period. All outstanding options and warrants are anti-dilutive and therefore have no effect on the determination of loss per share. Basic and fully diluted share amounts for all periods reflect the effect of all stock splits.

Changes in Accounting Policies

Effective January 1, 2008, the Corporation adopted applicable accounting standard changes issued by the Canadian Institute of Chartered Accountants (CICA) that affect reporting periods ending December 31, 2008. The Corporation adopted changes as follows: amendments to Handbook Section 1400 General Standards of Financial Statement Presentation, (“Section 1400”); as well as new presentation and disclosure standards for: Handbook Section 1535, Capital Disclosures, (“Section 1535”), Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments – Presentation (“Section 3863”). A fifth standard change, Handbook Section Inventories, (“Section 3031”) replacing Handbook Section 3030 with the same title, has no effect because the Corporation does not have inventories. The Corporation also adopted Handbook Section 1530, Comprehensive Income, at year end.

a) General Standards of Financial Statement Presentation (Section 1400, Amendments)

The Corporation has adopted amendments to Section 1400, General Standards of Financial Statement Presentation, which include requirements to assess and disclose an entity’s ability to continue as a going concern. The requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

The Corporation monitors its ability to continue operating on an ongoing basis. The adoption of the changes to Section 1400 has no impact on the Corporation’s financial statements. See also Note 1.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2008 and 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

b) Capital Disclosures (Section 1535, New Standards)

This Section establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Corporation will be required to disclose the following, based on the information provided internally to the entity's key management personnel: (i) qualitative information about its objectives, policies and processes for managing capital; (ii) summary quantitative data about what it manages as capital; (iii) whether during the period it complied with any externally imposed capital requirements to which it is subject; and (iv) when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance

The Corporation defines its capital as the aggregate of its shareholders equity. At its present stage of operations, equity comprises approximately 94% of total debt and equity. The Corporation plans to preserve security of capital and maintain liquidity of funds raised from common shares issued in previous years, to ensure the funds are available for its exploration and development costs. The Corporation has no plans to alter its capital structure this year. For further details about the Corporation’s equity structure see Note 7. The Corporation has no externally imposed capital requirements.

c) Inventories (Section 3031, New Standards Replacing Section 3030)

This Section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down and reversals of previous write-downs to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. This new section is applicable to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

The Corporation had no inventories in either the current or previous reporting period.

d) Financial Instruments (Sections 3862 Disclosures and Section 3863 Presentation, New Standards)

The standards require entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (i) the significance of financial instruments for the entity's financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, as well as management’s objectives, policies and procedures for managing such risks.

Entities will also be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Standards also require specific disclosures to be made, including the criteria for: (i) designating financial assets and liabilities as held for trading;
(ii) designating financial assets as available-for-sale; and
(iii) determining when impairment is recorded against the related financial asset or when an allowance account is used.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2008 and 2007

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The Corporation thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include capital risk management, credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors (See Note 10).

The Corporation’s investment in 2.0 million common shares of Pacific Ridge is designated as an available-for-sale instrument. Therefore, the investment was measured at fair value in the financial statements with unrealized loss recorded in comprehensive loss. When these investments are sold or disposed of, gains or losses will be included in net income (loss). Fair value is measured using the share price on the measurement date.

e) Comprehensive Income (Section 1530, Initial Adoption)

Comprehensive income is the change in shareholder’s equity during a period from transactions and other events from non-owner sources. GAAP requires certain gains and losses to be included in comprehensive income but excluded from net income. An enterprise should present comprehensive income and it’s components in a separate financial statement.

For the year ended December 31, 2008, the Corporation reported an unrealized loss on the investment in common shares of Pacific Ridge. This loss was included in the Statement of Comprehensive Loss as well as in “Accumulated Other Comprehensive Loss” in shareholders’ equity.

3.	ACCOUNTS RECEIVABLE AND OTHER

	December 31,	December 31,
	2008	2007
Accounts receivable	$393,203	$1,216,451
Prepaid expenses and deposits	1,495,550	504,883
Fuel inventory	84,078	569,391
	$1,972,831	$2,290,725

4.	LONG TERM INVESTMENT

On October 6, 2008, the Corporation subscribed and paid for 2.0 million common shares of Pacific Ridge at a price of $0.17 per share. As described in Note 2 above, the investment in the shares has been designated as an available- for-sale instrument. At December 31, 2008, the fair value of the investment was $80,000 (i.e. 2.0 million at $0.04/share) compared to the cost price of $340,000. The unrealized loss in the amount of $260,000 was recorded in the Statement of Comprehensive Loss.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2008 and 2007

5.	EQUIPMENT

	December 31,			December 31,
		2008			2007

	Cost	Accumulated	Net Book	Cost	Accumulated	Net Book
		Amortization	Value		Amortization	Value
	$	$	$	$	$	$
Field equipment	1,902,090	537,548	1,364,542	1,674,504	236,701	1,437,803
Computer equipment	224,986	66,947	158,039	128,493	25,544	102,949
Vehicles	42,415	19,517	22,898	42,415	9,704	32,711
Building	7,000	678	6,322	11,700	693	11,007
Computer software	217,384	158,916	58,468	108,191	56,591	51,600
Furniture and fixtures	96,444	26,077	70,367	120,064	12,911	107,153
Leasehold improvements	78,049	21,866	56,183	62,558	6,256	56,302
Artwork	2,000	-	2,000	2,000	-	2,000
	2,570,368	831,549	1,738,819	2,149,925	348,400	1,801,525

6.          EXPLORATION PROPERTIES

Central Mineral Belt (“CMB”), Newfoundland and Labrador, and Baker Lake Property, Nunavut, Canada.

In June 2005, the Corporation acquired a 100% interest in a group of mineral claims that cover the CMB from Fronteer Development Group Inc. (“Fronteer”) and Altius Resources Inc. (“Altius”). Altius retains a 2% gross sales royalty on uranium and a 2% net smelter royalty on base and precious metals.

The following table categorizes costs incurred:

	Year ended	Year ended
	December 31, 2008	December 31, 2007

Acquisition costs:
Opening balance	$1,332,974	$1,332,974
Acquisition costs	4,563	-
Ending balance	1,337,537	1,332,974

Deferred exploration expenditures:
Opening balance	46,632,316	20,301,600
Drilling	6,276,833	8,793,180
Transportation and fuel	5,600,677	7,680,099
Stock-based compensation, including the effect
of future income taxes	959,419	3,863,817
Wages, consulting and management fees	3,272,969	2,982,224
Camp costs and field supplies	1,446,376	1,845,333
Geophysics	994,280	387,129
Claim maintenance payments	(476,211)	372,500
Community relations and government	31,774	94,307
Assaying and geochemical	106,694	82,300
Orthophotography	-	72,720
Equipment rental	234,882	66,015
Petrography	18,409	56,318
Other	127,657	19,215
Surveying	1,500	15,559
Ending balance	65,227,575	46,632,316

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2008 and 2007

Deferred development expenditures:
Opening balance	8,745,207	706,839
Engineering management	(37,835)	861,171
Metallurgy	1,489,582	593,478
Topography	423,061	224,605
Environmental	3,094,987	737,861
Wages, consulting and management fees	3,552,880	1,162,545
Tailings	592,357	78,836
Transportation	902,092	540,095
Stock-based compensation, including the effect
of future income taxes	573,064	2,226,613
Field equipment and supplies	90,346	18,907
Community and government relations	260,828	375,714
Other	763,486	243,102
Infrastructure design	78,376	497,043
Process engineering and design	157,628	274,784
Mining studies	260,445	155,393
Resource and block modeling	-	48,221
Ending balance	20,946,504	8,745,207
	$87,511,616	$56,710,497

In 2008, the Corporation reclassified stock-based compensation expenditures from deferred exploration expenditure to deferred development expenditures in the above table to conform with the current year presentation. Therefore, the 2007 comparative figures for both opening balance and stock-based compensation have been adjusted to reflect this reclassification.

7.	SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of common shares with no par value.

(a) Stock Option Plan:

The Corporation maintains a stock option plan whereby the Board of Directors (“Board”) may, from time to time, grant to employees, officers, directors of or consultants to the Corporation options to acquire common shares in such numbers and for such terms as may be determined by the Board. The aggregate number of common shares reserved for issuance under the stock option plan is 10% of the total number of common shares issued and outstanding from time to time. The options are non-assignable and may be granted for a term not exceeding ten years. The exercise price of the options is fixed by the Board at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted Average
	Shares	Exercise Price
Outstanding, December 31, 2006	3,877,836	$5.57
Options granted	1,335,000	14.85
Options exercised	(732,332)	4.08
Options cancelled/forfeited	(239,335)	9.29
Outstanding, December 31, 2007	4,241,169	$8.55
Options granted	1,493,000	2.47
Options exercised	(153,000)	3.60
Options cancelled/forfeited	(246,501)	10.44
Outstanding, December 31, 2008	5,334,668	$6.90

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2008 and 2007

7.	SHARE CAPITAL (continued)

Options exercisable at December 31, 2008 are 3,781,664 (2007 – $2,772,267).

At December 31, 2008, the Corporation had incentive stock options issued to directors, officers, employees and key consultants of the Corporation outstanding as follows:

		Weighted			Weighted
		average	Weighted		average
	Number of	remaining	average	Number of	exercise price
	options		exercise	options	of options
Range of prices	outstanding	contractual life	price	exercisable	exercisable
$1.00 to $1.99	70,000	4.84 years	$1.43	-	-
$2.00 to $2.99	1,309,000	4.64 years	$2.25	166,000	$2.12
$3.00 to $3.99	1,655,933	2.15 years	$3.60	1,649,266	$3.60
$4.00 to $4.99	11,735	2.48 years	$4.00	11,735	$4.00
$5.00 to $5.99	100,000	2.58 years	$5.08	100,000	$5.08
$6.00 to $6.99	50,000	2.62 years	$6.15	50,000	$6.15
$7.00 to $7.99	250,000	2.65 years	$7.58	250,000	$7.58
$8.00 to $8.99	50,000	4.62 years	$8.87	16,666	$8.87
$9.00 to $9.99	368,000	2.75 years	$9.16	368,000	$9.16
$12.00 to $12.99	50,000	2.84 years	$12.00	50,000	$12.00
$13.00 to $13.99	360,000	3.21 years	$13.33	323,333	$13.31
$14.00 to $14.99	740,000	3.21 years	$14.37	583,332	$14.37
$15.00 to $15.99	115,000	3.33 years	$15.53	76,666	$15.53
$16.00 to $16.99	180,000	3.25 years	$16.33	120,000	$16.33
$18.00 to $18.99	25,000	3.35 years	$18.03	16,666	$18.03
	5,334,668	3.19 years	$6.90	3,781,664	$7.75

(b)	Stock-Based Compensation:

For the period ended December 31, 2008, the Corporation recorded compensation cost on the grant of stock options to employees and non-employees. The fair value of options granted during the period ranged from $0.36 to $1.79. The fair value of each option granted was determined using the Black-Scholes option pricing model and used the following range of assumptions:

	December 31,	December 31,
	2008	2007
Risk free interest rate	2.39% to 3.33%	3.7% to 4.6%
Expected life	3.35 years	3.24 to 3.42 years
Expected volatility	61.8% to 75.0%	67.6% to 79.4%
Expected dividend yield	0.0%	0.0%

(c)	Warrants:

As at December 31, 2008, there are no outstanding warrants. During the year ended December 31, 2007, 141,873 warrants were exercised with a weighted average price of $3.60, for total proceeds of $510,730 to the Corporation.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2008 and 2007

7.	SHARE CAPITAL (continued)

(d)       Income Tax Effects:

In 2008, the Corporation renounced to investors of a Flow Through Common Share offering in 2007, income tax deductions from Canadian exploration expenditures totaling $15,375,000. The related future income tax expense of $4,458,750 resulting from the renouncement has been netted against share capital.

8.	INCOME TAXES

(a) Provision for income taxes:

The recovery of income taxes differs from the amount that would have resulted from applying Canadian federal and provincial statutory tax rates for 2008 of 33.5% (2007 – 36.12%).

	December 31,	December 31,
	2008	2007

Loss before income taxes	$(4,335,346)	$(8,865,730)

Expected income tax recovery	(1,452,341)	(3,202,302)
Adjustments to benefit resulting from:
Permanent differences and other, primarily
relating to stock-based compensation	1,287,060	2,116,735
Resource allowance and other	-	(27,773)
Changes in enacted rates	(115,425)	(337,484)
Section 85 filing	-	-
Change in valuation allowance	-	-
Income tax recovery	$(280,706)	$(1,450,824)

(b) Future tax balances:

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	December 31,	December 31,
	2008	2007
Future income tax assets (liabilities):
Equipment	$247,126	$101,036
Exploration projects	(9,781,789)	(5,621,634)
Non-capital losses	-	-
Share issue costs and other	1,380,566	1,989,708
Valuation allowance		-
	$(8,154,097)	$(3,530,890)

As at December 31, 2008, the Corporation has approximately $55,337,000 (2007 - $37,500,000) of Canadian exploration expenses and Canadian development expenses which, under certain circumstances, may be utilized to reduce taxable income in future years. The Company has investment tax credits totaling approximately $3,671,900 (2007 - $2,900,000), the benefit of which has not been recognized.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2008 and 2007

9.	COMMITMENTS

(a)

The Corporation has entered into leases for premises and office equipment. Total minimum lease commitments total approximately $2,773,420. Minimum rental commitments for successive years are approximately:

Year	Amount
2009	$524,741
2010	303,537
2011	284,109
2012	246,490
Subsequent to 2012	1,394,543
$2,753,420

(b)	The Corporation has entered into a shared services agreement with a related party (see Note 11).

10.	FINANCIAL INSTRUMENTS

	(a)	Fair Values:

At December 31, 2008, the fair values of cash and short-term deposits, receivables, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

	(b)	Capital Risk Management:

The Corporation manages its capital risk to ensure preservation of capital while maximizing the return to shareholders on bank balances and short term deposits. The Corporation’s overall strategy remains unchanged from 2007.

	(c)	Credit Risk:

The Corporation has its cash deposited with a large, federally insured, commercial bank which it believes to be creditworthy. Federal deposit insurance covers deposit balances up to $100,000. Therefore, the majority of Aurora’s cash on deposit exceeds federal deposit insurance available. Other credit risk is limited to trade receivables in the ordinary course of business, which consist primarily of HST/GST receivable. The balance of trade receivables owed to the Corporation in the ordinary course of business is not significant. Overall the Corporation’s credit risk has not changed significantly from the prior year.

	(d)	Liquidity Risk:

The Corporation’s ability to remain liquid over the long term depends on its ability to obtain financing necessary to complete exploration and development of its mineral properties and their future profitable production or, alternatively, upon the Corporation’s ability to dispose of its interest on an advantageous basis (see Note 6).

The Corporation has in place planning and budgeting processes to help determine the funds required to support normal operating requirements on an ongoing basis as well as its planned development and capital expenditures.

At December 31, 2008 the Corporation had cash, cash equivalent and short term deposits funds of approximately $99,720,807 million invested in secure, interest bearing, highly liquid accounts and the funds are available as needed to pay for expenditures on an ongoing basis.

AURORA ENERGY RESOURCES INC.
(AN EXPLORATION STAGE COMPANY)
Notes to Financial Statements
(Expressed in Canadian dollars)
For the years ended December 31, 2008 and 2007

10.	FINANCIAL INSTRUMENTS (continued)

The Corporation currently has no holdings, asset backed commercial securities or other investments that are not readily convertible to cash, except for the ownership of 2.0 million common shares in Pacific Ridge. Overall, the Corporation’s liquidity risk has not changed significantly from the prior year. The Corporation plans to re-evaluate its cash holdings on an on-going basis to ensure preservation and security of capital as well as maintaining liquidity, while maximizing its return within that low risk profile.

(e)	Currency Risk:

The Corporation has no foreign currency denominated assets or liabilities except for occasional and immaterial US dollar and Euro invoices. Foreign currency risks are minimal.

(f)	Interest Rate Risk:

The Corporation earns interest income on its cash balances and short term investments and does not have any outstanding borrowings or derivative contracts. Future interest rate increases/decreases would have a corresponding effect on interest income earned. Interest rate risk affecting costs is limited to general price changes resulting from interest rate changes, which is considered minimal. The Corporation monitors its exposure to interest rates and is comfortable with its current exposure. At December 31, 2008 the Corporation’s average balance of cash, cash equivalents and short term deposits was $99,720,807. A 0.5 basis point increase or decrease in earned average interest rate of 3.09%, would increase or decrease interest income by approximately $499,000 in 2009.

(g)	Other Price Risk:

The Corporation has equity investments in the form of common shares which is treated as an available-for- sale instrument and thus is exposed to equity price risk arising from such investments. The Corporation’s sensitivity to equity prices will change from period to period depending on the fair market value of the underlying common shares.

11.	RELATED PARTY TRANSACTIONS

Fronteer is a significant shareholder of the Corporation. The Corporation and Fronteer share some offices and have some employees and management in common. On March 31, 2006, the Corporation signed a shared services agreement whereby certain shared office overhead and employee costs were to be charged to the Corporation by Fronteer. The shared service agreement was amended in May 2008.

During the year ended December 31, 2008, the Corporation was invoiced $1,003,009 (2007 - $807,070), by Fronteer for costs and related GST/HST relating to the CMB exploration program, fixed asset purchases, and general administration incurred on its behalf. Amounts invoiced to the Corporation are done at actual cost. At December 31, 2008, the Corporation had a payable balance due to Fronteer of $45,237 (2007 - $107,865).

12.	SUBSEQUENT EVENTS

a)

On January 23, 2009, Fronteer announced that it had filed with securities regulators in Canada and the United States and had commenced the mailing of formal offer to acquire all of the outstanding common shares (the "Common Shares") of the Corporation that it does not already own (the "Offer") on the basis of 0.825 of a Fronteer common share for each Common Share held. The Offer will expire at 8:00 p.m. (Toronto time) on March 2, 2009, unless the Offer is extended or withdrawn, and is subject to certain conditions. On February 20, 2009, a special committee of the board of directors of the Corporation formed to consider the Offer unanimously recommended that shareholders of the Corporation tender their shares to the Offer.

CORPORATE INFORMATION

Corporate Head Office St. John's	Directors
Suite 600, TD Place	Oliver Lennox-King, Chairman
140 Water Street, St. John's	Mark O’Dea, Deputy Chairman
Newfoundland and Labrador	Angus Bruneau
Canada A1C 6H6	Eric Cunningham
Phone: 709-726-2223	Mark Dobbin
Fax: 709-726-0138
Officers and Management
Information Office Toronto	Bruce Dumville, President & CEO
Suite 1200, 80 Richmond St. West	Paul Coombs, CFO & Corporate Secretary
Toronto, Ontario	Paul McNeill, Vice President, Exploration
Canada M5H 2A4	Don Falconer, Vice President, Corporate Development
Phone: 416-362-5556	Chris Lee, Chief Geoscientist
Fax: 416-362-3331

Office Vancouver	Legal Counsel
1650 – 1055 West Hastings Street	Curtis Dawe
Vancouver, British Columbia	139 Water Street, St. John's
Canada V6E 2E9	Newfoundland and Labrador
Phone: 604-632-4677	Canada A1B 5J9
Fax: 604-632-4678
Website: www.aurora-energy.com	Auditors
Email: info@aurora-energy.com	PricewaterhouseCoopers LLP, Chartered Accountants
Suite 802, Atlantic Place, St. John's
Office Happy Valley, Goose Bay	Newfoundland and Labrador, Canada A1C 6C9
PO Box 2020, Stn. B
161 Dakota Drive, Hangar #4, Blg. 161	Registrar and Transfer Agent
Happy Valley, Newfoundland and Labrador	Pacific Corporate Trust Company
Canada A0P IE0	510 Burrard Street
Phone: 709-896-6393	Vancouver, BC V6C 3B9
Fax: 709-896-0970
Shares Quoted AXU
Office Postville	Toronto Stock Exchange:
Old Town Hall Bldg
Flower's Portage Rd, Postville
Newfoundland and Labrador
Canada A0P 1N0
Phone: 709-479-9872
Fax: 709-479-9874

Office Makkovik
PO Box 125
Makkovik, Newfoundland and Labrador
Canada A0P 1J0
Phone: 709-923-2204
Fax: 709-923-2204